Exhibit 99.1

Ellomay Capital Reports Results for the Three and Six Months Ended June 30, 2026

Records a net profit of €94.8 million (representing a capital gain, gross, of €110.8 million, net of taxes in the amount of €16 million) in the quarter in connection with the sale of indirect holdings in Dorad Energy Ltd.

Tel-Aviv, Israel, Aug 18th, 2026 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today reported its unaudited interim consolidated financial results for the three and six-month periods ended June 30, 2026.

Financial Highlights

●	Total assets as of June 30, 2026 amounted to approximately €959.2 million (including approximately €113.5 million in cash and cash equivalents and approximately €53.3 million in short term deposits), compared to total assets as of December 31, 2025 of approximately €843.5 million (including approximately €87.6 million in cash and cash equivalents).

●	Revenues[1] for the three months ended June 30, 2026 were approximately €12.4 million, compared to revenues of approximately €11.3 million for the three months ended June 30, 2025. Revenues for the six months ended June 30, 2026 were approximately €21.1 million, compared to revenues of approximately €20.1 million for the six months ended June 30, 2025.

●	Profit for the three months ended June 30, 2026 was approximately €70.5 million, compared to loss of approximately €8.4 million for the three months ended June 30, 2025. Profit for the six months ended June 30, 2026 was approximately €58.3 million, compared to loss of approximately €1.6 million for the six months ended June 30, 2025.

●	EBITDA for the three months ended June 30, 2026 was approximately €88.5 million, compared to EBITDA of approximately €3.2 million for the three months ended June 30, 2025. EBITDA for the six months ended June 30, 2026 was approximately €90.6 million, compared to EBITDA of approximately €6.1 million for the six months ended June 30, 2025. See below under “Use of Non-IFRS Financial Measures” for additional disclosure concerning EBITDA and the table on page 15 of this press release for a reconciliation of these numbers to profit and loss.

●	In May 2026, the Company completed the sale of its indirect holdings in Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) for a purchase price of approximately NIS 560 million (approximately €167 million). Consequently, the Company’s share of profits of Ellomay Luzon Energy, which was an equity accounted investee, after elimination of intercompany transactions, was presented as discontinued operations and results from prior periods were adjusted accordingly. In connection with such sale, the Company recorded a net profit of €94.8 million (representing a capital gain, gross, in the amount of €110.8 million, net of taxes in the amount of €16 million, comprised of tax expense on income of approximately €27.8 million and a tax benefit from the utilization of losses of €11.8 million) in the three months ended June 30, 2026.

In connection with such sale, in May 2026 the Company executed an early repayment of its Series E Secured Debentures, which were secured by a pledge on the Ellomay Luzon Energy shares. The principal of the Series E Secured Debentures was NIS 165 million (approximately €46.5 million) and the aggregate repayment amount was approximately NIS 170 million (approximately €47.9 million), which includes accrued interest and the early repayment fee.

[1]	The revenues presented in the Company’s financial results included in this press release are based on IFRS and do not take into account the adjustments included in the Company’s investor presentation.

Financial Overview for the Six Months Ended June 30, 2026

●	Revenues were approximately €21.1 million for the six months ended June 30, 2026, compared to approximately €20.1 million for the six months ended June 30, 2025. The increase in revenues mainly resulted from revenues generated by four solar facilities in the USA that were connected to the grid during the second and third quarters of 2025 and during the second quarter of 2026, and from increased production and revenues from the Company’s biogas facilities in the Netherlands, partially offset by decreases in the electricity prices in Italy and Spain commencing 2025 and during the first half of 2026.

●	Operating expenses were approximately €9.8 million for the six months ended June 30, 2026, compared to approximately €9.2 million for the six months ended June 30, 2025. The increase in operating expenses mainly resulted from higher operating expenses of the Company’s biogas facilities in the Netherlands, reflecting their increased production, and by the achievement of the preliminary acceptance certificate (“PAC”) for the Company’s 18 MW Italian solar facility subsequent to June 30, 2025. This increase was partially offset by a lower 7% Spanish tax on revenues generated from electricity production due to a decrease in revenues as a result of lower electricity prices. Depreciation and amortization expenses were approximately €9.1 million for the six months ended June 30, 2026, compared to approximately €8.5 million for the six months ended June 30, 2025.

●	Project development costs were approximately €0.8 million for the six months ended June 30, 2026, compared to approximately €2.9 million for the six months ended June 30, 2025. The decrease in project development costs is mainly due to projects that reached “ready to build” (“RTB”) or “permission to operate” (“PTO”) status, which resulted in the commencement of capitalization of expenses related to such projects into fixed assets.

●	General and administrative expenses were approximately €4.9 million for the six months ended June 30, 2026, compared to approximately €3.4 million for the six months ended June 30, 2025. The increase in general and administrative expenses is mainly due to higher payroll expenses, due to payment bonuses to employees, higher insurance expenses, reflecting a run-off insurance policy purchased in connection with the change of control in the Company, and higher consulting expenses.

●	Other income was approximately €1.8 million for the six months ended June 30, 2026, compared to approximately €1.4 million for the six months ended June 30, 2025. The other income recognized during the six months ended June 30, 2026 mainly resulted from the recognition of a proportional share of deferred income related to tax credits in connection with the Company’s USA solar facilities. The other income during the six months ended June 30, 2025 was recognized based on agreed compensation expected to be received from the engineering, procurement and construction (“EPC”) contractor of two of the Company’s USA solar facilities for loss of income due to delays in construction.

●	Financing expenses, net was approximately €32.6 million for the six months ended June 30, 2026, compared to financing expenses, net of approximately €1 million for the six months ended June 30, 2025. The change in financing expenses, net, was mainly attributable to higher expenses resulting from exchange rate differences that amounted to approximately €24.7 million for the six months ended June 30, 2026, compared to income from exchange rate differences of approximately €5.6 million for the six months ended June 30, 2025, an aggregate change of approximately €30.3 million. The exchange rate differences were mainly recorded in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and the Company’s NIS denominated debentures and were caused by the 9.4% appreciation of the NIS against the euro during the six months ended June 30, 2026, compared to a 4.2% devaluation of the NIS against the euro during the six months ended June 30, 2025. The increase in financing expenses, net also resulted from an increase of approximately €1.6 million in interest expenses in connection with the Company’s debentures and financing expenses of approximately €1.2 million in connection with the early repayment of the Series E Secured Debentures, partially offset by an increase of approximately €3.1 million in income resulting from revaluation of warrants.

●	Tax benefit was approximately €9.4 million for the six months ended June 30, 2026, compared to tax benefit of approximately €1.8 million for the six months ended June 30, 2025. The change is mainly due to tax benefit in the amount of €11.8 million resulting from the utilization of current and carryforward losses in connection with the sale of the investment in Ellomay Luzon Energy in May 2026. Such tax benefit was partially offset by a decrease of approximately €2.4 million in deferred tax asset recorded by one of the Company’s Spanish facilities in connection with the expected utilization of excess financing expenses. Such decrease was due to a change in estimate in respect of the expected utilization based on updated forecasts.

●	Loss from continuing operations was approximately €25 million for the six months ended June 30, 2026, compared to a loss from continuing operations of approximately €1.6 million for the six months ended June 30, 2025.

●	Profit from discontinued operation (net of tax) was approximately €83.3 million for the six months ended June 30, 2026, compared to profit from discontinued operation (net of tax) of approximately €12 thousand for the six months ended June 30, 2025. As noted above, the profit from discontinued operations reflects the Company’s share of profits of Ellomay Luzon Energy, an equity accounted investee that was sold in May 2026.

●	Profit for the six months ended June 30, 2026 was approximately €58.3 million, compared to loss of approximately €1.6 million for the six months ended June 30, 2025.

●	Total other comprehensive income was approximately €8.7 million for the six months ended June 30, 2026, compared to total other comprehensive loss of approximately €8.7 million for the six months ended June 30, 2025. The change in total other comprehensive income (loss) primarily resulted from foreign currency translation adjustments due to the change in the NIS/euro exchange rate, representing a change of approximately €16.3 million. The change also resulted from an approximately €1.1 million changes in fair value of cash flow hedges.

●	Total comprehensive income was approximately €67 million for the six months ended June 30, 2026, compared to total comprehensive loss of approximately €10.3 million for the six months ended June 30, 2025.

●	EBITDA was approximately €90.6 million for the six months ended June 30, 2026, compared to approximately €6.1 million for the six months ended June 30, 2025. See below under “Use of Non-IFRS Financial Measures” for additional disclosure concerning EBITDA and the table on page 15 of this press release for a reconciliation of these numbers to profit and loss.

●	Net cash used in operating activities was approximately €3.7 million for the six months ended June 30, 2026, compared to net cash generated from operating activities of approximately €5.1 million for the six months ended June 30, 2025. The change in net cash used in operating activities mainly resulted from lower revenues from the Company’s Italian and Spanish solar facilities and increased expenditure, including interest on Debentures and loans paid and an expense in connection with the early repayment of the Series E Secured Debentures.

CEO Review First Half 2026

In the first half of 2026, the Company’s revenues amounted to approximately €21.1 million, compared to revenues of approximately €20.1 million in the corresponding half last year. The increase in revenues was primarily attributable to the biogas activity in the Netherlands. Electricity prices in Spain during the first half were significantly lower compared to the corresponding half last year, while higher solar radiation increased output and partially offset the price decline. Electricity prices in Spain rose sharply after the balance sheet date, and we expect to see the impact in the third quarter. In Italy, prices are stable, although revenues declined half over half due to the transition to selling electricity under PPAs starting January 2026, compared to selling electricity at market prices in the corresponding half last year. The approximately 9% strengthening of the NIS against the euro during the half resulted in finance expenses of approximately €24.7 million in the first half of 2026, compared to finance income of approximately €5.6 million in the corresponding half last year resulting from the appreciation of the euro against the NIS. Net of exchange rate differences, finance expenses for the half amounted to approximately €2.3 million.

In the first quarter of 2026, an agreement was signed for the sale of the Company’s 50% interest in Ellomay Luzon Energy Infrastructures Ltd., which holds a 33.75% interest in Dorad Energy Ltd., based on a Dorad valuation of NIS 4.4 billion. The transaction was completed in May 2026, and the Company received consideration of approximately NIS 560 million.

In Italy – 38 MW solar (51% owned in partnership with Clal) is fully operating. An additional 10 MW project was connected to the grid after the balance sheet date. Construction works on additional projects with an aggregate capacity of 150 MW solar (also 51% owned in partnership with Clal) are partly in grid connection stages and partly in advanced construction, expected to be completed by the end of 2026. The remainder of the portfolio developed by the Company (100% owned) is approximately 264 MW solar, of which 210 MW have reached “ready to build” status as of the date hereof, and the rest are expected to receive permits in the near future. Construction of these 264 MW is scheduled to begin in the last quarter of 2026. Out of the 210 MW ready for construction, approximately 100 MW (2 projects) won the FER X tender, which guarantees a 20-year electricity sale contract at high prices. The Company is examining the establishment of battery-based electricity storage facilities in northern Italy. As part of this review, an agreement has been signed for the acquisition of a license with RTB status for a 50 MW peak per hour battery storage facility with 4 hours of storage capacity, and the possibility of acquiring an additional license for a 100 MW peak per hour facility with 4 hours of storage is also being considered.

In the USA – the construction of the first five projects has been completed, of which four have been connected to the grid; the fifth project (Hillsboro, 14 MW) is expected to be connected to the grid in September 2026. The Company has begun construction of two additional projects of approximately 14 MW each in the Houston area, which are eligible for tax benefits under current regulation (a benefit of approximately 40%). Regulatory changes and uncertainty regarding tariff rates do not allow the Company to provide a forecast beyond the above, but the assumption is that the Company will find a way to continue developing and growing its portfolio in the USA in the near future.

In the Netherlands – the license to increase production at the GGOT facility was received. The Company is in the final planning stages of the expansion project at GGOT, and the plan is to complete the project by the end of 2027. The two additional facilities are in advanced stages of receiving production increase licenses. The new regulation requiring the blending of green gas with fossil gas will commence in January 2027 (a one-year delay), however the targets for the first year have been increased. Agreements have been signed for the sale of green certificates issued in accordance with the new regulation at a price of approximately €1 per certificate. The blending obligation is expected to significantly increase the profitability of operations in the Netherlands under current production capacity. Following receipt of approvals to increase production quotas, the Company plans to increase production capacity from 16 million cubic meters of gas per year to approximately 24 million cubic meters of gas per year at the existing facilities. This is expected to lead to a material increase in revenues and profit.

In Israel – at the Manara pumped storage project, works across the entire project site are progressing as planned. The Company is in negotiations with the Israeli Electricity Authority for compensation for delays and war-related damages at the Manara project. In parallel, the Company is awaiting the lenders’ approval for the changes required to the financing agreement as a result of the war.

In Spain – the Company operates the existing photovoltaic portfolio (335 MWh). The Company’s development activity in Spain currently focuses on battery electricity storage, whereby at Ellomay Solar (28 MW solar) the construction of a 22.7 MW peak facility with 4 hours of battery storage is planned for January 2027. The Company is also advancing a battery storage project for Talasol (250 MW peak with 4 hours of battery storage). The high volatility in electricity prices in Spain stems from a surplus of renewable energy during transition seasons and during hours of green energy production. The solution to this problem is a significant increase in storage capacity, which is currently very limited in Spain.

Use of Non-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 15 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 48 MW of operating solar power plants in Italy;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 150 MW that are under construction;

●	Solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 49 MW that are connected to the grid and 14 MW that is awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, increases in interest rates and inflation, changes in exchange rates, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

	June 30, 2026	December 31, 2025	June 30, 2026
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	113,474	87,614	129,344
Short-term deposits	53,322	-	60,780
Restricted cash	590	656	673
Intangible asset from green certificates	602	29	686
Trade and revenue receivables	7,630	7,236	8,697
Other receivables	15,365	14,918	17,514
Derivatives	5,057	3,743	5,764
	196,040	114,196	223,458
Non-current assets
Investment in equity accounted investee	-	59,542	-
Fixed assets	654,974	566,876	746,578
Right-of-use asset	48,380	44,386	55,146
Restricted cash and deposits	15,695	16,071	17,890
Deferred tax	9,652	11,914	11,002
Long term receivables	20,870	18,097	23,789
Derivatives	13,576	12,433	15,475
	763,147	729,319	869,880
Total assets	959,187	843,515	1,093,338

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	45,481	17,235	51,842
Current maturities of other long-term loans	6,124	3,666	6,980
Current maturities of debentures	55,702	39,803	63,492
Trade payables	11,792	6,719	13,441
Other payables	18,204	16,633	20,751
Derivatives	1,534	675	1,749
Current maturities of lease liabilities	950	844	1,083
Income tax payables	16,721	512	19,060
Warrants	2,062	5,929	2,350
	158,570	92,016	180,748
Non-current liabilities
Long-term lease liabilities	39,266	35,491	44,758
Long-term bank loans	298,808	272,388	340,599
Other long-term loans	60,688	58,457	69,176
Debentures	157,261	209,374	179,255
Deferred tax	3,478	3,170	3,964
Other long-term liabilities	7,833	6,179	8,928
Derivatives	967	1,300	1,102
	568,301	586,359	647,782
Total liabilities	726,871	678,375	828,530

Equity
Share capital	28,008	28,002	31,925
Share premium	96,757	96,585	110,289
Treasury shares	(1,736)	(1,736)	(1,979)
Transaction reserve with non-controlling interests	14,763	14,757	16,828
Reserves	24,377	16,674	27,787
Retained earnings (accumulated deficit)	48,198	(13,694)	54,939
Total equity attributed to shareholders of the Company	210,367	140,588	239,789
Non-controlling interest	21,949	24,552	25,019
Total equity	232,316	165,140	264,808
Total liabilities and equity	959,187	843,515	1,093,338

*	Convenience translation into US$ (exchange rate as at June 30, 2026: euro 1 = US$ 1.14)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss)

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2026	2025	2026	2025	2025	2026
	Unaudited				Audited	Unaudited
	€ in thousands (except per share data)					Convenience Translation into US$*
Revenues	12,419	11,276	21,084	20,136	42,827	24,033
Operating expenses	(4,771)	(4,579)	(9,848)	(9,206)	(19,408)	(11,225)
Depreciation and amortization expenses	(4,593)	(4,250)	(9,109)	(8,488)	(16,481)	(10,383)
Gross profit	3,055	2,447	2,127	2,442	6,938	2,425

Project development costs	(435)	(1,825)	(810)	(2,870)	(2,649)	(923)
General and administrative expenses	(2,467)	(1,722)	(4,942)	(3,384)	(6,369)	(5,633)
Other income	722	1,233	1,802	1,431	3,599	2,054
Operating profit (loss)	875	133	(1,823)	(2,381)	1,519	(2,077)

Financing income (expense)	834	(4,430)	1,428	7,051	2,876	1,628
Financing income (expenses) in connection with derivatives and warrants, net	3,048	815	3,540	439	(3,917)	4,035
Financing expenses in connection with projects finance	(1,492)	(1,602)	(2,922)	(2,976)	(6,612)	(3,331)
Financing expenses in connection with debentures	(2,578)	(2,260)	(6,530)	(4,000)	(8,316)	(7,443)
Interest expenses on minority shareholder loan	(821)	(454)	(1,556)	(930)	(2,047)	(1,774)
Other financing expenses	(23,371)	(268)	(26,560)	(562)	(9,342)	(30,275)
Financing expenses, net	(24,380)	(8,199)	(32,600)	(978)	(27,358)	(37,160)

Loss before taxes on income	(23,505)	(8,066)	(34,423)	(3,359)	(25,839)	(39,237)
Tax benefit	10,976	849	9,376	1,771	2,528	10,687
Loss for the period from continuing operations	(12,529)	(7,217)	(25,047)	(1,588)	(23,311)	(28,550)
Profit from discontinued operation (net of tax)	83,036	(1,177)	83,334	12	16,930	94,989
Profit (loss) for the period	70,507	(8,394)	58,287	(1,576)	(6,381)	66,439
Profit (loss) attributable to:
Owners of the Company	72,335	(7,684)	61,892	310	(2,133)	70,549
Non-controlling interests	(1,828)	(710)	(3,605)	(1,886)	(4,248)	(4,110)
Profit (loss) for the period	70,507	(8,394)	58,287	(1,576)	(6,381)	66,439
Other comprehensive income (loss) item
that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	14,016	490	16,518	(9,048)	2,517	18,829
Foreign currency translation differences for foreign operations that were recognized in profit or loss	(9,225)	-	(9,225)	-	-	(10,515)
Effective portion of change in fair value of cash flow hedges	360	(1,630)	4,444	2,634	2,546	5,066
Net change in fair value of cash flow hedges transferred to profit or loss	(2,364)	(2,619)	(3,032)	(2,282)	(2,734)	(3,456)
Total other comprehensive income (loss)	2,787	(3,759)	8,705	(8,696)	2,329	9,924

Total other comprehensive income (loss) attributable to:
Owners of the Company	3,493	(1,898)	7,703	(8,855)	2,336	8,781
Non-controlling interests	(706)	(1,861)	1,002	159	(7)	1,143
Total other comprehensive income (loss) for the period	2,787	(3,759)	8,705	(8,696)	2,329	9,924
Total comprehensive income (loss) for the period	73,294	(12,153)	66,992	(10,272)	(4,052)	76,363

Total comprehensive income (loss) attributable to:
Owners of the Company	75,828	(9,582)	69,595	(8,545)	203	79,330
Non-controlling interests	(2,534)	(2,571)	(2,603)	(1,727)	(4,255)	(2,967)
Total comprehensive income (loss) for the period	73,294	(12,153)	66,992	(10,272)	(4,052)	76,363

*	Convenience translation into US$ (exchange rate as at June 30, 2026: euro 1 = US $ 1.14)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss) (cont’d)

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2026	2025	2026	2025	2025	2026
	Unaudited				Audited	Unaudited
	€ in thousands (except per share data)					Convenience Translation into US$*
Basic profit (loss) per share	5.25	(0.60)	4.49	0.02	(0.16)	5.12
Diluted profit (loss) per share	5.25	(0.60)	4.47	0.02	(0.16)	5.10

Basic profit (loss) per share continuing operations	5.24	(0.51)	(1.56)	0.02	(1.44)	(1.77)
Diluted profit (loss) per share continuing operations	5.24	(0.51)	(1.55)	0.02	(1.44)	(1.77)

Basic profit per share discontinued operation	0.01	0.09	6.05	-	1.28	6.89
Diluted profit per share discontinued operation	0.01	0.09	6.02	-	1.28	6.86

*	Convenience translation into US$ (exchange rate as at June 30, 2026: euro 1 = US$ 1.14)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

			Attributable to shareholders of the Company
	Share capital	Share premium	Retained earnings (accumulated deficit)	Treasury shares	Translation reserve from foreign operations	Hedging reserve	Transaction reserve with non-controlling interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the six months ended
June 30, 2026 (unaudited):
Balance as at January 1, 2026	28,002	96,585	(13,694)	(1,736)	10,935	5,739	14,757	140,588	24,552	165,140
Profit (loss) for the period	-	-	61,892	-	-	-	-	61,892	(3,605)	58,287
Other comprehensive income (loss) for the period	-	-	-	-	6,995	708	-	7,703	1,002	8,705
Total comprehensive income (loss) for the period	-	-	61,892	-	6,995	708	-	69,595	(2,603)	66,992
Transactions with owners of the Company, recognized directly in equity:
Proceeds from transactions with non-controlling interests	-	-	-	-	-	-	6	6	-	6
Options exercise	6	18	-	-	-	-	-	24	-	24
Share-based payments	-	154	-	-	-	-	-	154	-	154
Balance as at June 30, 2026	28,008	96,757	48,198	(1,736)	17,930	6,447	14,763	210,367	21,949	232,316

For the six months ended
June 30, 2025 (unaudited):
Balance as at January 1, 2025	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285
Profit (loss) for the period	-	-	310	-	-	-	-	310	(1,886)	(1,576)
Other comprehensive income (loss) for the period	-	-	-	-	(8,900)	45	-	(8,855)	159	(8,696)
Total comprehensive income (loss) for the period	-	-	310	-	(8,900)	45	-	(8,545)	(1,727)	(10,272)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	9,060	9,060	16,996	26,056
Issuance of capital note to non-controlling interest	-	-	-	-	-	-	-	-	1,148	1,148
Share-based payments	-	4	-	-	-	-	-	4	-	4
Balance as at June 30, 2025	25,613	86,275	(11,251)	(1,736)	(454)	5,937	14,757	119,141	27,080	146,221

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont’)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging reserve	Transaction reserve with non-controlling interests	Total	Non- controlling interests	Total Equity
	€ in thousands
For the year ended
December 31, 2025 (audited):
Balance as at January 1, 2025	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285
Loss for the year	-	-	(2,133)	-	-	–	-	(2,133)	(4,248)	(6,381)
Other comprehensive income (loss) for the year	-	-	-	-	2,489	(153)	-	2,336	(7)	2,329
Total comprehensive income (loss) for the year	-	-	(2,133)	-	2,489	(153)	-	203	(4,255)	(4,052)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	9,060	9,060	16,997	26,057
Options exercise	7	17	-	-	-	-	-	24	-	24
Issuance of ordinary shares	2,382	10,281	-	-	-	-	-	12,663	-	12,663
Issuance of capital note to non-controlling interests	-	-	-	-	-	-	-	-	1,147	1,147
Share-based payments	-	16	-	-	-	-	-	16	-	16
Balance as at December 31, 2025	28,002	96,585	(13,694)	(1,736)	10,935	5,739	14,757	140,588	24,552	165,140

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit (retained earnings)	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with Non-controlling interests	Total	Non- controlling interests	Total Equity
	Convenience translation into US$ (exchange rate as at June 30, 2026: euro 1 = US$ 1.14)
For the six months ended June 30, 2026 (unaudited):
Balance as at January 1, 2026	31,918	110,092	(15,610)	(1,979)	12,464	6,542	16,821	160,248	27,986	188,234
Profit (loss) for the period	-	-	70,549	-	-	-	-	70,549	(4,110)	66,439
Other comprehensive income (loss) for the period	-	-	-	-	7,974	807	-	8,781	1,143	9,924
Total comprehensive income (loss) for the period	-	-	70,549	-	7,974	807	-	79,330	(2,967)	76,363
Transactions with owners of the Company, recognized directly in equity:
Proceeds from transactions with non-controlling interests	-	-	-	-	-	-	7	7	-	7
Options exercise	7	21	-	-	-	-	-	28	-	28
Share-based payments	-	176	-	-	-	-	-	176	-	176
Balance as at June 30, 2026	31,925	110,289	54,939	(1,979)	20,438	7,349	16,828	239,789	25,019	264,808

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30
	2026	2025	2026	2025	2025	2026
	Unaudited				Audited	Unaudited
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	70,507	(8,394)	58,287	(1,576)	(6,381)	66,439
Adjustments for:
Financing expenses, net	24,380	8,199	32,600	978	27,358	37,160
Profit from settlement of derivatives contract	-	-	-	-	424	-
Profit from discontinued operations	(110,804)	-	(110,804)	-	-	(126,301)
Share of (profits) loss of equity accounted investee	-	1,177	(298)	(12)	(16,930)	(340)
Taxes on income in connection with the sale of an equity accounted investee	27,785	-	27,785	-	-	31,671
Depreciation and amortization expenses	4,593	4,250	9,109	8,488	16,481	10,383
Share-based payment transactions	154	-	154	4	16	176
Loss on early redemption of debentures	(1,224)	-	(1,224)	-	-	(1,395)
Change in trade receivables and other receivables	1,516	1,207	(2,295)	7,385	5,883	(2,616)
Change in other assets	(196)	(506)	(196)	(1,002)	(713)	(224)
Change in trade payables	20	1,411	(80)	2,678	551	(91)
Change in other payables	2,272	548	1,003	(4,810)	(5,832)	1,143
Tax benefit	(10,976)	(849)	(9,376)	(1,771)	(2,528)	(10,687)
Income taxes paid	104	(27)	(500)	(27)	(583)	(571)
Interest received	616	993	1,325	1,344	2,160	1,510
Interest paid	(6,002)	(3,218)	(9,231)	(6,626)	(17,470)	(10,522)
	(72,305)	13,185	(62,028)	6,629	8,817	(70,704)
Net cash provided by (used in) operating activities	(1,799)	4,791	(3,741)	5,053	2,436	(4,265)
Cash flows from investing activities
Acquisition of fixed assets	(55,193)	(18,380)	(66,408)	(36,930)	(97,828)	(75,696)
Interest paid capitalized to fixed assets	(832)	(951)	(1,806)	(1,827)	(4,052)	(2,059)
Proceeds from a sale of an equity accounted investee	167,503	-	167,503	-	-	190,930
Advances on account of investments	-	-	-	-	547	-
Proceeds from (investment in) in restricted cash, net	21,857	(10,473)	2,131	(9,166)	1,584	2,429
Investment in short-term deposits, net	(55,025)	39,132	(55,025)	-	-	(62,721)
Net cash provided by (used in) investing activities	78,310	9,328	46,395	(47,923)	(99,749)	52,883
Cash flows from financing activities
Issuance of warrants	-	475	-	475	475	-
Cost associated with long-term loans	(629)	(399)	(1,332)	(1,057)	(4,575)	(1,518)
Proceeds from issuance of shares	-	-	-	-	12,663	-
Options exercise	-	-	24	-	-	27
Sale of shares in subsidiaries to non-controlling interests	-	20,852	6	20,852	-	7
Proceeds from minority partners in the Italian solar portfolio	-	-	-	-	51,458	-
Payment of principal of lease liabilities	(235)	(80)	(541)	(452)	(1,548)	(617)
Proceeds from short-term loans	11,194	17,434	24,338	17,434	-	27,742
Proceeds from long-term loans	11,735	159	43,852	465	51,681	49,985
Repayment of long-term loans	(23,727)	(4,961)	(25,537)	(6,753)	(35,414)	(29,109)
Repayment of debentures	(48,627)	(35,691)	(63,941)	(35,691)	(35,691)	(72,884)
Proceeds from issuance of debentures, net	-	-	-	56,729	91,181	-
Proceeds from the sale of tax credits	-	-	3,980	-	10,160	4,537
Proceeds from exercise of options	-	-	-	-	24	-
Net cash provided by (used in) financing activities	(50,289)	(2,211)	(19,151)	52,002	140,414	(21,830)
Effect of exchange rate fluctuations on cash and cash equivalents	3,554	(556)	2,357	(3,766)	3,379	2,687
Increase in cash and cash equivalents	29,777	11,352	25,860	5,366	46,480	29,475
Cash and cash equivalents at the beginning of the period	83,697	35,148	87,614	41,134	41,134	99,869
Cash and cash equivalents at the end of the period	113,474	46,500	113,474	46,500	87,614	129,344

*	Convenience translation into US$ (exchange rate as at June 30, 2026: euro 1 = US$ 1.14)

Ellomay Capital Ltd. and its Subsidiaries

Operating Segments (Unaudited)

		Spain			USA	Netherlands			Total
	Italy	Subsidized	28 MV					Israel	reportable		Total
	Solar	Plants	Solar	Talasol	Solar	Biogas	Dorad[1]	Manara	segments	Reconciliations	consolidated
	For the six months ended June 30, 2026
	€ in thousands
Revenues	2,282	1,222	394	8,339	717	8,130	15,195	-	36,279	(15,195)	21,084
Operating expenses	(391)	(214)	(285)	(1,959)	(156)	(6,842)	(11,732)	-	(21,579)	11,731	(9,848)
Depreciation expenses	(974)	(491)	(476)	(5,798)	(866)	(453)	(1,454)	-	(10,512)	1,403	(9,109)
Gross profit (loss)	917	517	(367)	582	(305)	835	2,009	-	4,188	(2,061)	2,127

Project development costs											(810)
General and administrative expenses											(4,942)
Other income, net											1,802
Operating profit (loss)											(1,823)
Financing income											1,428
Financing income in connection with derivatives and warrants, net											3,540
Financing expenses in connection with projects finance											(2,922)
Financing expenses in connection with debentures											(6,530)
Interest expenses on minority shareholder loan											(1,556)
Other financing expenses
Financing expenses, net											(26,560)
Loss before taxes on income from continuing operations											(34,423)
Profit from discontinued operation (net of tax) [1]											83,334

Segment assets as at June 30, 2026	205,207	12,340	18,182	204,448	93,417	32,930	-	259,495	826,019	133,168	959,187

[1]	As a result of the sale of the Company’s indirect holdings in Ellomay Luzon Energy, the Company’s share of profits of Dorad, was recognized only up to the date of signing of the sale agreement and presented as discontinued operations.

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Profit (Loss) to EBITDA (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2026	2025	2026	2025	2025	2026
	€ in thousands					Convenience Translation into US$ in thousands*
Net profit (loss) for the period	70,507	(8,394)	58,287	(1,576)	(6,381)	66,439
Financing expenses, net	24,380	8,199	32,600	978	27,358	37,160
Tax benefit	(10,976)	(849)	(9,376)	(1,771)	(2,528)	(10,687)
Depreciation and amortization expenses	4,593	4,250	9,109	8,488	16,481	10,383
EBITDA	88,504	3,206	90,620	6,119	34,930	103,295

*	Convenience translation into US$ (exchange rate as at June 30, 2026: euro 1 = US$ 1.14)

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series D, Series F and Series G Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Items 4.A and 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission dated April 30, 2026, and below.

Net Financial Debt

As of June 30, 2026, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €50.9 million (consisting of approximately €416.62 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €217.73 million in connection with (i) the Series D Convertible Debentures issuance (in February 2021), (ii) the Series F Debentures issuance (in January, April, August and November 2024) and (iii) the Series G Debentures issuance (in February and December 2025)), net of approximately €166.8 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €416.64 million of project finance and related hedging transactions of the Company’s subsidiaries).

[2]	The amount of short-term and long-term debt from banks and other interest-bearing financial obligations provided above, includes an amount of approximately €5.5 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.

[3]	The amount of the debentures provided above includes an amount of approximately €3.4 million associated costs, which was capitalized and discount or premium and therefore offset from the debentures amount that is recorded in the Company’s balance sheet. This amount also includes the accrued interest as at June 30, 2026 in the amount of approximately €1.3 million.

[4]	The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of June 30, 2026, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €220.9 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 18.7%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA5 was 0.4.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended June 30, 2026:

For the four-quarter period ended June 30, 2026
Unaudited
€ in thousands
Profit for the period	53,482
Financing expenses, net	58,980
Tax benefit	(10,133)
Depreciation and amortization expenses	17,102
Share-based payments	166
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[6]	210
Adjusted EBITDA as defined the Series D Deed of Trust	119,807

[5]	The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

[6]	The adjustment is based on the results of solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding June 30, 2026.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series F Debenture Holders

The Deed of Trust governing the Company’s Series F Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series F Deed of Trust is a cause for immediate repayment. As of June 30, 2026, the Company was in compliance with the financial covenants set forth in the Series F Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series F Deed of Trust) was approximately €220.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 18.8%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 0.4.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series F Deed of Trust) for the four-quarter period ended June 30, 2026:

For the four-quarter period ended June 30, 2026
Unaudited
€ in thousands
Profit for the period	53,482
Financing expenses, net	58,980
Taxes on income	(10,133)
Depreciation and amortization expenses	17,102
Share-based payments	166
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[8]	210
Adjusted EBITDA as defined the Series F Deed of Trust	119,807

[7]	The term “Adjusted EBITDA” is defined in the Series F Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series F Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series F Deed of Trust). The Series F Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series F Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

[8]	The adjustment is based on the results of solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding June 30, 2026.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series G Debenture Holders

The Deed of Trust governing the Company’s Series G Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series G Deed of Trust is a cause for immediate repayment. As of June 30, 2026, the Company was in compliance with the financial covenants set forth in the Series G Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series G Deed of Trust) was approximately €220.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 18.8%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA9 was 0.4.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series G Deed of Trust) for the four-quarter period ended June 30, 2026:

For the four-quarter period ended June 30, 2026
Unaudited
€ in thousands
Profit for the period	53,482
Financing expenses, net	58,980
Taxes on income	(10,133)
Depreciation and amortization expenses	17,102
Share-based payments	166
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[10]	210
Adjusted EBITDA as defined the Series G Deed of Trust	119,807

[9]	The term “Adjusted EBITDA” is defined in the Series G Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series G Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series G Deed of Trust). The Series G Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series G Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

[10]	The adjustment is based on the results of solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding June 30, 2026.